UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-15052

THE UNITED ILLUMINATING COMPANY 401(k)/
EMPLOYEE STOCK OWNERSHIP PLAN
(Full Title of the Plan)

157 Church Street
New Haven, CT 06506
(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive offices)

Audited Financial Statements and Supplemental Schedule

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

Years Ended December 31, 2009 and 2008

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

Years Ended December 31, 2009 and 2008

CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Statements of net assets available for plan benefits	2

Statement of changes in net assets available for plan benefits	3

Notes to financial statements	4-15

Supplemental schedules *:

Schedule H-Item 4i – Schedule of assets (held at end of year)	16

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted as they are not applicable.

Report of Independent Registered Public Accounting Firm

Finance Committee of The United Illuminating Company
The United Illuminating Company 401(k)/Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for plan benefits of The United Illuminating Company 401(k)/Employee Stock Ownership Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in its net assets available for plan benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule on page 16 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Dworken, Hillman, LaMorte & Sterczala, P.C.
Shelton, Connecticut
June 29, 2010

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	As of December 31,
	2009						2008
	ESOP Component			401	(k)		ESOP Component			401	(k)
	Allocated	Unallocated	Total	Component		Total	Allocated	Unallocated	Total	Component		Total
Assets
Investments, at fair value	$30,236,043	$-	$30,236,043	$105,083,341		$135,319,384	$29,860,463	$1,048,815	$30,909,278	$82,945,004		$113,854,282
Cash	466,523	-	466,523	-		466,523	428,633	-	428,633	-		428,633
Total investments	30,702,566	-	30,702,566	105,083,341		135,785,907	30,289,096	1,048,815	31,337,911	82,945,004		114,282,915

Receivables:
Employer's contributions	199,481	-	199,481	9,035		208,516	431,701	-	431,701	19,850		451,551
Participants' contributions	-	-	-	44,170		44,170	-	-	-	108,161		108,161
Dividend and interest	-	-	-	-		-	-	15,088	15,088	-		15,088
Total receivables	199,481	-	199,481	53,205		252,686	431,701	15,088	446,789	128,011		574,800

Total assets	30,902,047	-	30,902,047	105,136,546		136,038,593	30,720,797	1,063,903	31,784,700	83,073,015		114,857,715

Liabilities
Interest payable	-	-	-	-		-	-	17,893	17,893	-		17,893
Loan payable to United
Illuminating Company	-	-	-	-		-	-	1,025,243	1,025,243	-		1,025,243
Total liabilities	-	-	-	-		-	-	1,043,136	1,043,136	-		1,043,136

Net assets reflecting all investments
at fair value	30,902,047	-	30,902,047	105,136,546		136,038,593	30,720,797	20,767	30,741,564	83,073,015		113,814,579

Adjustment from fair value to contract
value for fully benefit-responsive
investment contracts	-	-	-	(338,805)		(338,805)	-	-	-	-		-

Net assets available for benefits	$30,902,047	$-	$30,902,047	$104,797,741		$135,699,788	$30,720,797	$20,767	$30,741,564	$83,073,015		$113,814,579

See notes to financial statements.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Year Ended December 31, 2009
	ESOP Component			401	(k)
	Allocated	Unallocated	Total	Component		Total
Additions
Investment Income:
Interest and dividend income, investments	$1,829,367	$15,088	$1,844,455	$2,459,312		$4,303,767
Interest and dividend income, participant loans	-	-	-	116,605		116,605
Net appreciation (depreciation) in fair value of investments	(1,601,950)	(182,861)	(1,784,811)	14,386,367		12,601,556
	227,417	(167,773)	59,644	16,962,284		17,021,928
Contributions:
Employer contributions	1,631,101	1,031,058	2,662,159	1,302,254		3,964,413
Employee contributions	-	-	-	7,573,742		7,573,742
Rollover contributions	-	-	-	92,004		92,004
	1,631,101	1,031,058	2,662,159	8,968,000		11,630,159
Allocation of 34,926 shares from unallocated
ESOP component	865,953	-	865,953	-		865,953

	2,724,471	863,285	3,587,756	25,930,284		29,518,040

Deductions
Payment of benefits	1,815,985	-	1,815,985	4,912,798		6,728,783
Interest expense	-	18,099	18,099	-		18,099
Administrative expenses	1,004	-	1,004	18,992		19,996
Allocation of 34,926 shares to allocated
ESOP component	-	865,953	865,953	-		865,953

	1,816,989	884,052	2,701,041	4,931,790		7,632,831

Net increase (decrease) prior to participant loans
and interfund transfers	907,482	(20,767)	886,715	20,998,494		21,885,209
Participant loan activity	(42,745)	-	(42,745)	42,745		-
Interfund transfers	(683,487)	-	(683,487)	683,487		-
Net increase (decrease)	181,250	(20,767)	160,483	21,724,726		21,885,209
Net assets available for benefits:
Beginning of year	30,720,797	20,767	30,741,564	83,073,015		113,814,579
End of year	$30,902,047	$-	$30,902,047	$104,797,741		$135,699,788

See notes to financial statements.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2009 and 2008

1.         Description of Plan:

The following brief description of The United Illuminating Company 401(k)/Employee Stock Ownership Plan (the “Plan”), sponsored by The United Illuminating Company (the “Company”), a wholly owned subsidiary of UIL Holdings Corporation (“UIL”), provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General:

The Plan is a defined contribution 401(k) plan and a stock bonus plan and trust meeting the requirements of Sections 401(a), 501(a) and related provisions of the Internal Revenue Code (the “IRC”). Employees are eligible to participate in the Plan immediately upon hire.

The purpose of the Plan is to provide eligible employees with an opportunity and incentive to save for their retirement, and to enable eligible employees and their beneficiaries to share in the growth of the Company by providing them ownership of UIL stock.  Until December 2008, the Plan was administered by the Compensation and Executive Development Committee of the Board of Directors, at which point the Board delegated that responsibility to the Benefits Administration Committee.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”).

Vanguard Fiduciary Trust Company (“VFTC”) serves as the trustee and recordkeeper of the Plan, exclusive of a) proxy responsibilities related to voting of shares of UIL common stock and b) custodial responsibilities related to unallocated shares of the Employee Stock Ownership Plan (“ESOP”) portion, which were performed by U.S. Bank Institutional Custody until July 2008.  Responsibilities were then transferred to J.P. Morgan Chase and Company.  As of December 31, 2009 there were no unallocated shares remaining in the ESOP.

The Plan is also intended to allow leveraged acquisitions of UIL’s stock and accordingly, is intended to meet the requirements of sections 409, 409(a), and 4975(e)(7) of the IRC.

In 1997, the Plan purchased Company stock using the proceeds of a loan from the Company (See Note 6) and held the stock in a trust established under the Plan.  The Company stock was subsequently converted to UIL stock.  The borrowing was repaid by the ESOP over a twelve year period ending October 1, 2009.  As the Plan made each payment of principal to the Company, an appropriate percentage of stock was allocated to eligible employees’ accounts in accordance with the Plan’s contribution requirements and appropriate regulations of the IRC. Shares vested fully upon allocation.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2009 and 2008

1.         Description of Plan (continued):

General (continued):

The unallocated shares of stock collateralized the loan from the Company. The Company has no rights against shares once they are allocated under the ESOP.

Accordingly, the financial statements of the Plan at December 31, 2009 and 2008 and for the year ended December 31, 2009 present separately the assets and liabilities and changes therein pertaining to:

(a)	Accounts of eligible employees with vested rights in allocated stock (“Allocated”) and
(b)	Stock not yet allocated to employees (“Unallocated”).

Contributions:

Participant: Eligible employees may contribute on a pre-tax basis up to 75% of the employee’s compensation, subject to IRC limitations as defined.

Employer:  During 2009 the Plan was amended to reduce matching contributions to non- union employees.  Effective April 1, 2009, for non-union employees, the matching contribution to the ESOP is 100% of the first 2% of employee compensation deferred. Prior to April 1, 2009, for both union and non-union employees, the matching contribution to the ESOP was 100% of the first 3% of employee compensation deferred and 50% of the next 2% deferred.  The matching contribution for union employees remains unchanged.  The maximum match for union employees is 4% of annual salary. The maximum match for non-union employees is 2% of annual salary.  All matching contributions are made in the form of UIL Holdings’ common stock.

The Company also makes discretionary (enhanced employer) contributions for union participants whose employment commenced on or after April 1, 2005 and for non-union participants whose employment commenced on or after May 1, 2005, as these participants are not eligible to participate in The United Illuminating Company Pension Plan and The United Illuminating Company Prefunded Union Post Retirement Medical Benefit Plan.  Such participants receive an annual plan year contribution to their account equal to 4% of their compensation plus an additional $1,000 contribution prorated over the year, regardless of whether the employee is contributing to the Plan.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2009 and 2008

1.         Description of Plan (continued):

Dividends paid on UIL stock:

Dividends paid on UIL stock are recorded as income to the Plan and as benefit payments to participants, taxable to the participant, in the year received.

Dividends will automatically be reinvested in shares of the Company, or at the election of the participant, may be paid directly to them.

Participant and ESOP accounts:

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and, (b) Plan earnings, and charged with an allocation of administrative expenses, if any. Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  An employee stock ownership plan account (“ESOP Account”) is separately maintained for each participant to record the number of shares owned by that participant through the Plan.

Effective January 1, 2007, a participant who has completed three (3) years of service may elect to diversify the investment of up to 40% of the ESOP account value from Company Stock to the other investment options available in the Plan.  In addition, the Plan complies with the diversification requirements of Internal Revenue Code Section 401(a)(28) with respect to participants who are at least age 55 with 10 years of service.

Forfeitures:

Forfeitures of nonvested accounts may be used to reduce future Company matching contributions.  During 2009, $117,000 in forfeitures were used to reduce the Company’s matching contributions.  At December 31, 2009 and 2008, forfeited nonvested accounts were approximately $3,600 and $67,200, respectively.

Voting rights:

Each participant is entitled to exercise voting rights, attributable to the shares of UIL stock allocated to his or her account, and is notified by the trustee prior to the time that such rights are to be exercised.  The trustee shall vote shares for which it has not received directions in the same proportions as the voting directions received from participants exercising their voting rights.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2009 and 2008

1.         Description of Plan (continued):

Vesting:

Participants are fully vested in the total value of all accounts, excluding discretionary Company contributions, upon commencement of employment.  Vesting in the Company’s discretionary contributions is based on years of continuous service.  For union participants whose employment commenced on or after April 1, 2005 and for non-collectively bargained participants whose employment commenced on or after May 1, 2005, their Company discretionary contribution account balance shall be vested in accordance with the following schedule:

Years of Vesting Service	Vested Percentage
less than two years at least two years, but less than three years at least three years, but less than four years at least four years, but less than five years five or more years	0% 20% 40% 60% 100%

Upon the participant’s termination of service, any and all unvested amounts of such participant’s company discretionary contribution account balance shall be forfeited.

Participant loans:

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested balance.  Loan terms range from 1 to 4 years except in the case of the purchase of a primary residence, which may not exceed 15 years.

The loans are collateralized by the balance in the participant’s account and bear interest at a rate determined by the Plan administrator.  Interest rates at December 31, 2009 range from 5.25% to 10.50%, which was dependent on the market rate at the time the loan was made, as defined.  Principal and interest is paid ratably through monthly payroll deductions.

Payment of benefits:

On termination of service, a participant may elect to receive a lump sum equal to the value of the participant’s account.  Benefit payments before termination of service are permitted under certain circumstances consistent with Plan qualification requirements. The portion of a participant’s account that is invested in UIL stock shall be paid in whole shares of UIL stock, unless the participant elects to receive such payment in cash.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2009 and 2008

1.         Description of Plan (continued):

Plan termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the IRC.

2.         Summary of accounting policies:

Basis of accounting:

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment valuation and income recognition:

The Plan’s investments are stated at fair value.  Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares owned at year-end.  Shares of Vanguard Retirement Savings Trust are valued at the net asset value, the underlying investments of which are valued at contract value.  UIL stock is valued at closing price on the New York Stock Exchange.  Participant loans are valued at cost, which approximates fair value.  See Note 3.

The Vanguard Retirement Savings Trust is a collective investment trust fund that invests solely in the Vanguard Retirement Savings Master Trust (the “Master Trust”). The underlying investments of the Master Trust are primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond trusts and bond mutual funds.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2009 and 2008

2.         Summary of accounting policies (continued):

Investment valuation and income recognition (continued):

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Vanguard Retirement Savings Trust at contract value. In determining the net assets available for benefits, the Vanguard Retirement Savings Trust is included in the financial statements at fair value and then adjusted to contract value. Contract value represents contributions made under the contracts, plus earnings, less withdrawals.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.  Capital gain distributions are included in dividend income.

Plan expenses:

The Company, at its sole discretion, may pay for all or a portion of expenses related to administering and operating the Plan.

Payment of benefits:

Benefits are recorded when paid.

3.         Fair value measurements:

The Plan’s investments are reported at fair value in the accompanying statements of net assets available for plan benefits.

December 31, 2009 Fair Value Measurements Using:
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs(Level 3)
Cash	$466,523	$466,523	-	-
Mutual funds:
Index funds	34,053,031	34,053,031	-	-
Balanced funds	29,197,083	29,197,083	-	-
Growth funds	21,506,226	21,506,226	-	-
Money market funds	2,792,870	2,792,870	-	-
	87,549,210	87,549,210	-	-

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2009 and 2008

3.         Fair value measurements (continued):

December 31, 2009 Fair Value Measurements Using:
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
UIL Holdings Corporation Common Stock	30,236,043	30,236,043	-	-
Vanguard Retirement Savings Trust	15,672,256	-	$15,672,256	-
Participant loans	1,861,875	-	-	$1,861,875
Total	$135,785,907	$118,251,776	$15,672,256	$1,861,875

December 31, 2008 Fair Value Measurements Using:
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Unobservable Inputs (Level 3)
Cash	$428,633	$428,633	-
Mutual funds:
Index funds	26,193,285	26,193,285	-
Balanced funds	22,446,122	22,446,122	-
Growth funds	14,813,158	14,813,158	-
Money market funds	3,676,940	3,676,940	-
Money market funds	67,129,505	67,129,505	-
UIL Holdings Corporation Common Stock	30,909,278	30,909,278	-
Vanguard Retirement Savings Trust	14,333,033	-	$14,333,033
Participant loans	1,482,466	-	1,482,466
Total	$114,282,915	$98,467,416	$15,815,499

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2009 and 2008

3.         Fair value measurements (continued):

ASC 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy that prioritizes the assumptions used in valuation techniques to measure fair value.  This hierarchy consists of three broad levels as described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measure- ment date for identical unrestricted assets or liabilities;

Level 2 – Quoted prices in active markets for similar assets and liabilities or quoted prices in less active dealer or broker markets;

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable.

The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments.  When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.  Level 3 inputs were only used when Level 1 or Level 2 inputs were not available.

A description of the valuation methodologies used to measure Plan assets at fair value is provided below:

Level 1 fair value measurements:

Common stock - The fair value of UIL Holdings Corporation common stock is based on quoted market prices.

Mutual Funds - The fair value of mutual funds is based on quoted net asset values of the shares held by the Plan at year-end.  There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of the individual mutual funds.

Level 2 fair value measurements:

Common/Collective Trust – The Vanguard Retirement Savings Trust is not actively traded, however significant other observable inputs are available.  The fair value of the Vanguard Retirement Savings Trust is valued at the net asset value, the underlying investments of which are valued at the contract value.  There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in the Trust.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2009 and 2008

3.         Fair value measurements (continued):

Level 3 fair value measurements:

Participant Loans – The participant loans are not actively traded and significant other observable inputs are not available.  Thus, the fair value of participant loans is equal to the amortized cost of the loans because the loans are secured by each respective participant’s account balance.  The table below provides further details of the Level 3 fair value measurements.

The preceding methods described may produce a fair value that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.  During 2009, the Vanguard Retirement Savings Trust was changed from a Level 3 input to a Level 2 input to more accurately depict the actual trust valuation.

Fair value measurements using significant unobservable inputs (Level 3):
Participant Loans
Beginning balance, January 1, 2009	$1,482,466
Purchases, sales, issuances, and settlements (net)	379,409
Ending balance, December 31, 2009	$1,861,875

4.         Investments:

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2009	2008
Vanguard 500 Index Fund, 233,351 and 222,643 shares, respectively	$23,958,137	$18,499,429
UIL Holdings Corporation, 1,076,782 and 1,029,280 shares, respectively	$30,236,043	$30,909,278
Vanguard Wellesley Income Fund, 810,560 and 764,598 shares, respectively	$16,511,113	$14,068,601

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2009 and 2008

4.         Investments (continued):
	December 31,
	2009	2008
Vanguard Retirement Savings Trust, (contract value of $15,333,451 and $14,333,033, respectively) 15,333,451 and 14,333,033 shares, respectively	$15,672,256	$14,333,033
Vanguard International Growth Fund, 418,557 Shares	$7,111,293	-	(1)

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $12,601,556, net, as follows:

Mutual funds	$14,386,367
UIL Holdings Corporation common stock	(1,784,811)
$12,601,556

(1)	Balance did not represent 5% or more of the Plan’s net assets on the respective date.

5.         Nonparticipant-directed investments:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31, 2009		December 31, 2008
	Allocated	Unallocated	Allocated	Unallocated
UIL Common stock:
Number of shares	1,076,782	-	994,354	34,926

Cost	$29,211,808	$-	$27,372,091	$712,281

Market value	$30,236,043	$-	$29,860,463	$1,048,815
Cash	466,523	-	428,633	-
Receivables	199,481	-	431,701	15,088
Less loan payable	-	-	-	(1,025,243)
Less interest payable	-	-	-	(17,893)
	$30,902,047	$-	$30,720,797	$20,767

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2009 and 2008

5.         Nonparticipant-directed investments (continued):

2009
Changes in net assets:
Contributions	$2,662,159
Dividends	1,844,455
Net depreciation	(1,784,811)
Benefits paid	(1,815,985)
Interest expense	(18,099)
Administrative expense	(1,004)
Participant loan activity	(42,745)
Interfund transfers	(683,487)
$160,483

6.         Loans payable:

In 1997, the Plan entered into a term loan agreement with the Company, which provided for maximum borrowings of $15,000,000 and an interest rate of 7.00%.  Advances of $11,159,446 were drawn during the period July 1997 to November 1997 and were utilized to purchase Company common stock.  Unallocated shares were collateral for the loan.  The loan was repaid by the ESOP over a twelve year period ending October 1, 2009, using employer contributions and dividends paid on the unallocated shares of the stock held by the ESOP.

7.         Related party transactions:

The Plan invests in shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for Plan investments.  Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

8.         Tax status:

The Internal Revenue Service determined and informed the Company by letter dated December 27, 2001, that the Plan was qualified under IRC Section 401(a).  The Plan has subsequently been amended since receiving the determination letter.  However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2009 and 2008

9.         Reconciliation of financial statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31, 2009
Net assets available for benefits per the financial statements	$135,699,788
Adjustment from contract value to fair value	338,805
Net assets per the Form 5500	$136,038,593

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31, 2009
Net increase in net assets available for benefits per the financial statements	$21,885,209
Adjustment from contract value to fair value at end of year	338,805
Net increase in net assets available for benefits per the Form 5500	$22,224,014

10.         Nonexempt transactions:

There were no nonexempt transactions noted for 2009.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE H
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2009
Attachment to Form 5500, Schedule H, Item 4i – Schedule of Assets (Held at End of Year)

	Identity of Issue	Description of Investment	Cost	Current Value

*	Vanguard 500 Index Fund, 233,351 shares	Registered Investment Company	$22,146,683	$23,958,137
*	Vanguard Extended Market Index Fund, 107,529 shares	Registered Investment Company	3,352,011	3,512,987
*	Vanguard Federal Money Market Fund, 2,457,190 shares	Registered Investment Company	2,457,190	2,457,190
*	Vanguard International Growth Fund, 418,557 shares	Registered Investment Company	7,903,726	7,111,293
*	Vanguard Prime Money Market, 335,679 shares	Registered Investment Company	335,679	335,679
*	Vanguard Morgan Growth Fund, 213,809 shares	Registered Investment Company	3,464,799	3,264,861
*	Vanguard Total Bond Market Index Fund, 635,933 shares	Registered Investment Company	6,440,804	6,581,907
*	Vanguard U.S. Growth Fund, 397,821 shares	Registered Investment Company	7,646,306	6,548,127
*	Vanguard Wellesley Income Fund, 810,560 shares	Registered Investment Company	16,569,860	16,511,113
*	Vanguard Windsor II Fund, 193494 shares	Registered Investment Company	5,475,949	4,581,946
*	Vanguard Retirement Savings Trust, 15,333,451 shares	Common/Collective Trust	15,333,451	15,672,256
*	Vanguard Target Retirement 2005 Fund, 94,637 shares	Registered Investment Company	1,070,403	1,039,116
*	Vanguard Target Retirement 2015 Fund, 371,734 shares	Registered Investment Company	4,344,852	4,204,309
*	Vanguard Target Retirement 2025 Fund, 241,651 shares	Registered Investment Company	2,863,326	2,735,486
*	Vanguard Target Retirement 2035 Fund, 203,140 shares	Registered Investment Company	2,402,115	2,360,482
*	Vanguard Target Retirement 2045 Fund, 145,310 shares	Registered Investment Company	1,770,726	1,746,626
*	Vanguard Target Retirement Income Fund, 22,187 shares	Registered Investment Company	230,197	234,960
*	Vanguard Target Retirement 2010 Fund, 8,579 shares	Registered Investment Company	159,775	176,038
*	Vanguard Target Retirement 2020 Fund, 7,111 shares	Registered Investment Company	133,931	141,933
*	Vanguard Target Retirement 2030 Fund, 1,129 shares	Registered Investment Company	19,952	21,801
*	Vanguard Target Retirement 2040 Fund, 935 shares	Registered Investment Company	15,803	17,820
*	Vanguard Target Retirement 2050 Fund, 387 shares	Registered Investment Company	7,198	7,399
*	UIL Holdings Corporation, 1,076,782 shares **	Common Stock	29,211,808	30,236,043
	Cash	Cash	466,523	466,523
*	Participant Loans	Participant loans (5.25% - 10.50%)	1,861,875	1,861,875

Total assets			$135,684,942	$135,785,907
* Party in Interest
** Non-participant-directed investment

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

THE UNITED ILLUMINATING COMPANY
401(K)/EMPLOYEE STOCK OWNERSHIP PLAN

Date: June 30, 2010	By /s/ Richard J. Nicholas
Richard J. Nicholas
Executive Vice President and Chief Financial Officer

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

Index to Exhibits

Exhibit No.	Description
23	Consent of Dworken, Hillman, LaMorte & Sterczala